1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 10, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC April 2018 Revenue Report

Hsinchu, Taiwan, R.O.C. – May 10, 2018 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for April 2018: On a consolidated basis, revenues for April 2018 were approximately NT$81.87 billion, a decrease of 21.0 percent from March 2018 and an increase of 44.0 percent from April 2017. Revenues for January through April 2018 totaled NT$329.95 billion, an increase of 13.5 percent compared to the same period in 2017.

TSMC April Revenue Report (Consolidated):

				(Unit:NT$ million)
Period	April 2018	March 2018	M-o-M Increase (Decrease) %	April 2017	Y-o-Y Increase (Decrease) %	January to April 2018	January to April 2017	Y-o-Y Increase (Decrease) %

Net Revenues	81,870	103,697	(21.0)	56,872	44.0	329,948	290,786	13.5

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of April 2018.

1.	Sales volume (in NT$ thousands)

Period	Items	2018	2017

Apr.	Net sales	81,869,781	56,871,933
Jan. - Apr.	Net sales	329,948,452	290,786,333

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end

TSMC China*	53,657,090	25,664,050

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end

TSMC*	401,474,597	2,457,538

*	The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	48,099,118
	Mark to Market Profit/Loss	(589,853)
	Unrealized Profit/Loss	(925,838)
Expired Contracts	Notional Amount	127,861,340
	Realized Profit/Loss	606,688
Equity price linked product (Y/N)		N

•	TSMC China

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	19,529,427
	Mark to Market Profit/Loss	(113,856)
	Unrealized Profit/Loss	(308,298)
Expired Contracts	Notional Amount	67,843,859
	Realized Profit/Loss	845,635
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	306,141
	Mark to Market Profit/Loss	(3,626)
	Unrealized Profit/Loss	(8,671)
Expired Contracts	Notional Amount	1,211,981
	Realized Profit/Loss	9,495
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	8,089,464
	Mark to Market Profit/Loss	25,977
	Unrealized Profit/Loss	34,378
Expired Contracts	Notional Amount	12,683,192
	Realized Profit/Loss	(31,004)
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	4,245,384
	Mark to Market Profit/Loss	(20,118)
	Unrealized Profit/Loss	(24,801)
Expired Contracts	Notional Amount	2,543,444
	Realized Profit/Loss	51,980
Equity price linked product (Y/N)		N

•	TSMC Global

		Future

Margin Payment		(81,393)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	7,149,939
	Mark to Market Profit/Loss	8,590,696
	Unrealized Profit/Loss	7,865
Expired Contracts	Notional Amount	8,753,581
	Realized Profit/Loss	154,776
Equity price linked product (Y/N)		N